ORIGINAL COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K


02044962

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One) :

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ___________ to ___________

Commission file number 1-1183

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PepsiCo Puerto Rico 1165(e) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2002
WASH. D.C.
155
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PepsiCo Puerto Rico 1165(e) Plan

Date: June 27, 2002

By: 
Name: Maria S. Renna
Title: Vice President, Benefits, PepsiCo, Inc.

Date: June 27, 2002

By: 
Name: Dawn Werle
Title: Director of Financial Plans, PepsiCo, Inc.

Date: June 27, 2002

By: 
Name: Debra Ziu
Title: Manager, Capital Accumulation Plans, PepsiCo, Inc.

PepsiCo Puerto Rico 1165(e) Plan

December 31, 2001

Index to Exhibits

Exhibit	
23	Consent of Independent Auditors



345 Park Avenue
New York, NY 10154

Exhibit 23

Consent of Independent Auditors

Plan Administrator
PepsiCo Puerto Rico 1165(e) Plan:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-56524 pertaining to the PepsiCo Puerto Rico 1165(e) Plan) of PepsiCo, Inc. of our report dated June 24, 2002 relating to the statements of net assets available for plan benefits of the PepsiCo Puerto Rico 1165(e) Plan as of December 31, 2001 and the related statement of changes in net assets available for plan benefits for the period from March 5, 2001, the inception of the Plan, to December 31, 2001, which report appears in the December 31, 2001 annual report of the PepsiCo Puerto Rico 1165(e) Plan on Form 11-K.

KPMG LLP

New York, New York
June 27, 2002

PEPSICO PUERTO RICO 1165(e) PLAN

Financial Statements

December 31, 2001

(With Independent Auditors' Report Thereon)

PepsiCo Puerto Rico 1165(e) Plan

December 31, 2001

Index



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Plan Administrator
PepsiCo Puerto Rico 1165(e) Plan:

We have audited the accompanying statement of net assets available for plan benefits of the PepsiCo Puerto Rico 1165(e) Plan (the Plan) as of December 31, 2001 and the related statement of changes in net assets available for plan benefits for the period from March 5, 2001 to December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and its changes in net assets available for plan benefits for the period from March 5, 2001 to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York
June 24, 2002

PepsiCo Puerto Rico 1165(e) Plan

Statement of Net Assets Available for Plan Benefits

Year ended December 31, 2001

Investments, at fair value:		
Plan interest in PepsiCo Master Trust (note 3)	$	306,063
Contributions receivable		4,734
Net assets available for plan benefits	$	310,797

The accompanying notes are an integral part of these financial statements.

PepsiCo Puerto Rico 1165(e) Plan

Statement of Changes in Net Assets Available for Plan Benefits

Period from March 5, 2001 to December 31, 2001

Additions to net assets attributed to:		
Investment income:		
Plan interest in Master Trust investment income (note 3)	$	7,446
Contributions:		
Employee		303,351
Net assets available for plan benefits at:		
End of year	$	310,797

The accompanying notes are an integral part of these financial statements.

PepsiCo Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2001

(1) Summary Plan Description

The following brief description of the PepsiCo Puerto Rico 1165(e) Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by PepsiCo Puerto Rico, Inc. ("the Company") effective as of March 5, 2001 covering employees who are bonafide residents of Puerto Rico, and who receive cash remittances from a Puerto Rico payroll, except employees covered under a collective bargaining agreement, and other specifically excluded employees. Eligible employees become eligible to participate in the Plan as soon as administratively possible following the latest of (i) employee performs one hour of service, (ii) the date such employee becomes an eligible employee, or (iii) the effective date.

Contributions

Each Participant in the Plan may elect to contribute any amount, not to exceed the lesser of 10% of their eligible pretax earnings or $8,000 or such subsequent limitation provided by the Puerto Rico Internal Revenue Code ("the Code"). A participant's contributions may be further limited as a result of the nondiscrimination test criteria as defined by the Internal Revenue Code. The Plan is intended to be a profit sharing Plan which meets the requirements for qualification and tax exemption under sections 1165(a) and 1165(e) of the Code.

The Plan does not provide for employer matching contributions. All active employees are 100% vested in their accounts, which consists of participants contributions and the earnings thereon.

Investment Options

Participants may direct their contributions to be invested in one or more of the available investment options. Participants may change their investment elections daily.

The Plan has over 80 different funds in which participants can invest. There are 7 commingled funds, the Security Plus fund, the International Equity fund, the Bond Index fund, the Small Cap Equity Index fund, the Midcap Equity Index fund, the Total US Equity fund, and the Large Cap Equity Index fund, a PepsiCo Stock fund, a Brokerage Link account, and the Mutual Fund Window, which accounts for more than 70 of the 80 funds.

The Mutual Fund Window is comprised of mutual funds that are publicly traded. These funds are all considered individual investment options under the Plan. Participants can buy and sell shares of these mutual funds on a daily basis.

The PepsiCo Stock Fund contains shares of PepsiCo common stock that participants have the option to purchase on the open market.

The Brokerage Link Fund is a discount brokerage account within the Plan where participants buy, sell, and hold securities such as stocks, bonds and mutual funds. An annual account maintenance fee of $50 is charged to all investors as well as commission fees associated with the trading of individual securities.

The Security Plus Fund is a collective investment fund, which is a pooled fund managed for the benefit of many investors, consisting primarily of guaranteed investment contracts with insurance companies. The contracts are included in the financial statements at contract value (which represents contributions made, plus earnings, less withdrawals, and administrative expenses), because they are benefit responsive. There are no reserves against contract value for credit risk of the contract issuers, or otherwise. The average yield and crediting interest rate for the total of all contracts averages 6.73% for the period ending December 31, 2001. The crediting interest rates are based on formulas agreed upon with the issuers.

The International Equity Fund is a commingled fund that was formed by State Street Bank. The investment objective of the fund is to provide participants with the ability to purchase and redeem units on an "as of" basis. The fund will attempt to achieve its investment objective by investing in other collective investment funds with similar objectives.

The Bond Index Fund is another fund that was formed by State Street bank. The investment objective of the fund is to match the total rate of return of the Lehman Brothers Aggregate Bond Index, while providing participants the ability to purchase and redeem units on an "as of" basis. The fund will attempt to achieve its investment objective by investing in other collective investment funds with similar objectives.

The Total U.S. Equity Index Fund seeks to provide investment exposure to the entire U.S. stock market. The fund is designed to match the performance of the U.S. Equity Market Index, which measures the return of the entire U.S. stock market. The fund invests in a diversified sample of stocks, amounting to approximately 5,000 publicly traded stocks of small, medium, and large companies representing a broad cross section of U.S. sectors and industries.

The Large Cap Equity Index Fund seeks to provide investment exposure to large, publicly traded U.S. companies. The fund is designed to match the performance of the S&P 500 index, a widely recognized benchmark of large capitalization U.S. companies. The fund holds all stocks that comprise the S&P 500 Index in proportion to their weighting in the S&P 500 Index.

The Mid Cap Equity Index Fund seeks to provide investment exposure to medium-sized, publicly traded companies. The fund is designed to match the performance of the S&P MidCap 400 index, an index that tracks the performance of medium capitalization U.S. companies.

The Small Cap Equity Index Fund seeks to provide investment exposure to small, publicly traded U.S. companies. The fund is designed to match the performance of the Russell 2000 index, which tracks the performance of small capitalization U.S. companies.

Loans to Participants

A participant who is an employee of the Company may borrow a portion of his or her vested account by submitting an application to the plan administrator. A participant is not permitted to have more than one loan from the Plan outstanding at any time. Loans shall be made available to all eligible participants on a reasonably equivalent basis and shall not be made available to Highly Compensated Employees, officers or shareholder in an amount greater than is made available to other participants. A loan may be made in an amount (not less than $1,000) which does not exceed the lesser of $50,000 or one half of the present value of the borrower's nonforfeitable accrued benefit under the Plan. The interest rate for loans is based on the prime rate plus 1%. Repayment of general loans range from one to five years and up to fifteen years for

(Continued)

principal residence loans. In addition, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee are charged to those participants who obtain a loan. Interest on loans is allocated to each of the remaining funds based upon the participant's contribution election percentages. Any loans outstanding are treated as a taxable distribution to the participant if employment is terminated and the loans are not repaid within a specified timeframe as required in the Plan.

As of December 31, 2001, there were no individual loans outstanding.

The investments of the Plan are maintained in a trust ("the Trust") by Fidelity Trust Company ("the Trustee").

Vesting

Participants are fully vested in the entire value of their accounts upon contribution to the Plan.

Withdrawals

Distributions under the Plan are made upon a participant's death, disability, retirement, or termination of employment. Participants can elect a lump sum withdrawal or a rollover into another qualified investment vehicle. In the case of an active participant who has not yet attained the age of 59-1/2, withdrawal shall only be permitted in the event of hardship, as defined in the Plan.

Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, by action of the Company's board of directors, to terminate the Plan. In the event that the Plan is terminated, all accounts shall be distributed to or for the benefit of the participant or continued in trust for his or her benefit, as the plan administrator shall direct.

(2) Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from such estimates.

Investment Valuation

With the exception of the Security Plus, Brokerage Link, and Loan Funds, the investments in each fund are valued in units at quoted market values. Investment contracts in the Security Plus Fund are valued in units and stated at contract value because they are benefit responsive, which approximates fair value. Short-term investments are recorded at cost, which approximates fair value. The Brokerage Link Fund is valued at quoted market prices of participants' investments. Loans receivable from participants are valued at cost, which approximates fair value.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sales of securities in each fund are reported on the average cost method.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan financial statements would be immaterial.

(3) Interest in PepsiCo Long Term Savings Master Trust

All of the Plan's investments are in the Master Trust, which was established for the investment of assets of the Plan and one other PepsiCo sponsored retirement plan. Each participating defined contribution plan has a proportionate interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company (the Trustee). At December 31, 2001, the Plan's interest in the net assets of the Master Trust was less than 1%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the fair values of investments for the Master Trust (in thousands):

		December 31, 2001
Investments at fair value:		
Cash and cash equivalents	$	14,928
Commingled trust funds		453,589
Mutual funds		256,834
Common stock		1,358,042
Corporate debt obligation		46
Government debt obligation		17
Loan to participants		48,861
	$	2,132,318

PepsiCo Puerto Rico 1165(e) Plan

Notes to Financial Statements

December 31, 2001

Investment income for the Master Trust is as follows:

		Year ended December 31, 2001
Investments income:		
Net depreciation in fair value of investments:	$	
Commingled trust funds		(16,384)
Mutual funds		(20,882)
Common stock		(18,081)
		(55,347)
Dividends		4,982
Net investment loss	$	(50,365)

(5) Tax Status

The Plan and related Trust have applied for a ruling from the Bureau of Income Tax of the Department of the Treasury of the Common Wealth of Puerto Rico that the Plan qualifies under section 165(a) of the Puerto Rico Internal Revenue Code of 1994 (PRIRC) and therefore, not subject to tax under present income tax law. The application is pending. However, the Plan sponsor believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(6) Administrative Costs

All usual and reasonable expenses of the Plan and the Plan administrator may be paid in whole or in part by the Company, and any expenses not paid by the Company will be paid by the Trustee out of the Trust. All expenses for the year ended December 31, 2001 were borne by the Company, except for monthly investment service fees charged to participants in the Brokerage Link Fund.

(7) Party-in-Interest

The Trustee, or its affiliates, provide custodial, investment management and record keeping services to the Plan and accordingly, is considered a party-in-interest.